September 4, 2025

Chandler Robinson
Chief Executive Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

       Re: Monopar Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 29, 2025
           File No. 333-289947
Dear Chandler Robinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John Harrington